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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                              Commission File Number : 333-12707

                           NOTIFICATION OF LATE FILING

         (Check One)

[X] Form 10-K and Form 10-KSB          [ ]  Form 20-F   [ ]   Form 11-K   [ ]
    Form 10-Q and Form QSB        [ ]  Form N-SAR

    For Period Ended: December 31, 1998

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

    For the Transition Period Ended:

    Read the attached instruction sheet before preparing form. Please print or type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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    Part I - Registrant Information

Full Name of Registrant: Mariner Energy, Inc.

Former Name if applicable

Address of Principal Executive Office (street and number):

580 WestLake Park Blvd., Suite 1300

City, State and Zip Code:      Houston, Texas  77079



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    Part II - Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by rule 12b-25(c) has been attached if applicable.

         Part III - Narrative

State below in reasonable detail the reasons why Form 10-K and form 10-KSB, 11-K, 20-F, 10-Q and Form 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The difficult conditions in the oil and gas exploration and production industry have made it impossible to conclude by March 31, 1999, the year-end procedures necessary to timely complete the Company's Form 10-K with respect to providing all of the required business, property and financial information. Therefore, the Company is unable, without unreasonable effort and expense, to file its Form 10-K for its fiscal year ended December 31, 1998, by March 31, 1999. The Company is striving to conclude its year-end procedures and anticipates filing its Form 10-K on or before April 15, 1999.

         Part IV - Other Information

         (1) Name and telephone number of person to contact in regard to this notification.

             Christopher E. Lindsey              281/584-5558
             (name)                             (area code) (telephone number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No




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         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         As reported in a press release dated February 9, 1999, the Company had a net loss of $58.4 million for 1998, which included a fourth quarter $50.8 million non-cash ceiling test impairment charge required under full cost accounting rules. Revenue in 1998 was $56.7 million compared to $62.8 million in 1997 as a result of production increases being more than offset by lower realized prices.



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         Mariner Energy, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:    March 31, 1999

By: /s/ FRANK A. PICI
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      Frank A. Pici, Chief Financial Officer



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